Mail Stop 4561

May 22, 2007

Mr. Colin Binny
Chief Financial Officer
Amaru, Inc.
112 Middle Road, #08-01 Midland House
Singapore 188970

>   **Re: Amaru, Inc.**
>   **Form 10-KSB for the fiscal year ended December 31, 2006**
>   **File No. 0-32695**

Dear Mr. Binny:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2006

General

1. We note that you filed on a Form 10-KSB for the year ended December 31, 2006. Please tell us how you determined that you met all the required criteria to be considered a small business issuer under Item 10 of Regulation S-B.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

2. Please tell us the city and state where your accountant's report was issued and confirm to us that your accountants will provide this information within their accountants' report as required by Rule 2-02 of Regulation S-X in all future filings.

Report of Independent Registered Public Accounting Firm, page F-3

3. We note that the opinion of Mendoza Berger & Company, LLP covers the balance sheet as of December 31, 2005 and December 31, 2004 and the related financial statements for the years then ended. The periods covered within the opinion do not correspond to the periods for which you have provided financial statements as you have not provided a balance sheet as of December 31, 2004 or the related financial statements for the year then ended. Please amend your filing to include an appropriate auditors' opinions whereby the periods covered within the opinions are consistent with the periods for which financial statements have been provided.

2. Summary of Significant Accounting Policies

2.1 Principles of Consolidation, page F-10

4. Please disclose your policies for accounting for subsidiary entities or other entities in which you own less than a 100% interest.

5 Intangible Assets, page F-15

5. We note that the majority of your intangible assets have been classified as having indefinite useful lives. Please provide to us management's basis for concluding that these assets have indefinite useful lives in accordance with paragraph 11 of SFAS 142.

6. Please disclose your accounting policy for reviewing intangible assets for impairment and disclose the annual amount of impairment losses recognized on intangible assets in accordance with SFAS 142.

6. Investments Available for Sale, paged F-16

7. Please tell us your basis for recording certain available-for-sale securities at cost less impairment losses. Please tell us why other methods of determining fair value do not result in a reasonable estimate of fair value. Within your response, specifically identify the other methods management has identified and evaluated and the reasons why the results of that method were determined to be unreasonable.

Exhibits 31.1 and 31.2

8. We noted that you have made certain modifications to the exact form of the required certifications including replacing the word "report" with "annual report" and replacing the words "small business issuer" with "Registrant". Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-B. Additionally, in future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the

Mr. Colin Binny
Amaru, Inc.
May 22, 2007
Page 4

accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief